UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2025

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of registrant’s name into English)

25 Berkeley Square
London W1J 6HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒	Form 20-F

☐	Form 40-F

Contents

On September 12, 2025, Murano Global Investments PLC issued a press release announcing a default on its coupon payment due September 12, 2025 in connection with its US$300,000,000 aggregate principal amount of 11.000% Senior Secured Notes due 2031. A copy of the press release is furnished as Exhibit 1 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: September 12, 2025	By:	/s/ Oscar Jazmani Mendoza Escobar
Name: Oscar Jazmani Mendoza Escobar
Title: Chief Financial Officer